UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549
SCHEDULE 13D Under the Securities Exchange Act of 1934

GAIN Capital Holdings Inc.
(Name of Issuer)

Common Stock, $0.00001 par value
(Title of Class of Securities)

36268W100
(CUSIP Number)

David A. Bolte
Counsel and Corporate Secretary
INTL FCStone Inc.
1075 Jordan Creek Parkway - Suite 300
West Des Moines, IA 50266
(515) 223-3762

With a Copy to:

Scott D. Claassen
Stinson LLP
1201 Walnut, Suite 2900
Kansas City, Missouri 64106
Telephone: (806) 842-8600

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
February 26, 2020
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-l(f) or 240.13d-l(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Schedule 13D

CUSIP No. 36268W100	Page 2 of 7 Pages

1	Names of Reporting Person INTL FCStone Inc.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	X
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0 (1)
	8	Shared Voting Power 16,434,905 (1)(2)
	9	Sole Dispositive Power 0 (1)
	10	Shared Dispositive Power 16,434,905 (1)(2)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 16,434,905 (1)(2)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13	Percent of Class Represented by Amount in Row (11) 43.8% (1)(2)
14	Type of Reporting Person (See Instructions) CO

(1)	See Item 5 of this Schedule 13D.
(2)
Beneficial ownership of the 16,434,905 shares of Common Stock referenced above is being reported hereunder solely because INTL FCStone Inc. may be deemed to have beneficial ownership of such shares of Common Stock as a result of the Voting and Support Agreements (as defined below) with certain stockholders of GAIN Capital Holdings, Inc. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by INTL FCStone Inc. that it is the beneficial owner of such shares of Common Stock for purposes of Section 13(d) of the Act or for any other purpose, and such beneficial ownership thereof is expressly disclaimed.

Item 1.  Security and Issuer.

The class of equity securities to which this statement relates is the common stock, $0.0001 par value per share (the “Common Stock”), of GAIN Capital Holdings Inc. (“GAIN”), a Delaware corporation. The principal executive offices of GAIN are located at Bedminster One, Suite 11, 135 U.S Highway 202/206, Bedminster, New Jersey, 07921.

Item 2.  Identity and Background.

(a) - (c), (f) The name of the person filing this statement is INTL FCStone Inc. (“INTL” or the “Reporting Person”), a corporation incorporated under the laws of the State of Delaware. The principal business of INTL is providing specialized financial services in commodities, global payments, foreign exchange, securities, and other markets. The principal business address and principal office address of INTL is 155 East 44th Street, New York, NY 10017.

The name, present principal occupation or employment and name, principal business and address of any corporation or other organization in which such employment is conducted and the citizenship of each director and executive officer of the Reporting Person is set forth on Schedule I hereto and are incorporated herein by reference.

(d) - (e) Except as set forth below, during the last five years, neither the Reporting Person nor, to the knowledge of the Reporting Person, any of the persons set forth on Schedule I hereto have been: (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

On March 11, 2019, the SEC announced that SA Stone Investment Advisors Inc. a wholly-owned subsidiary of INTL (“Stone”) agreed to settle charges, without admitting or denying liability, that Stone violated Sections 206(2) and 207 k) of the Investment Advisers Act of 1940. The settlement relates to Stone's voluntary participation in the SEC’s Share Class Selection Disclosure Initiative wherein investment advisers were encouraged to self-report the failure to adequately disclose conflicts of interest associated with the recommendation or selection of a mutual fund share class that charged distribution fees (“12b-1 Fees”) when a lower-cost share class of the same fund existed. The settlement requires Stone to adhere to a cease-and-desist order and to disgorge $687,375 in 12b-1 fees through a restitution program. The settlement did not require Stone to pay any additional fines or penalties given its voluntary participation in the program.

Item 3.  Source and Amount of Funds or Other Consideration.

On February 26, 2020, concurrently with and as a condition to INTL’s execution of the Merger Agreement (as defined below), each of (i) VantagePoint Venture Partners IV (Q) L.P., VP New York Venture Partners, L.P., VantagePoint Venture Partners IV, L.P. and VantagePoint Venture Partners IV Principals Fund, L.P. (collectively “VantagePoint”), (ii) IPGL Limited and IPGL No 1 Limited (collectively “IPGL”) and (iii) Glenn Stevens, the Chief Executive Officer of GAIN (“Stevens”) entered into a voting and support agreement with INTL in their capacities as stockholders of GAIN (collectively, the “Voting and Support Agreements”), pursuant to which INTL may be deemed to beneficially own as of the date of those agreement 16,434,905 shares of Common Stock.

As described in response to Item 4, the shares of Common Stock beneficially owned by VantagePoint, IPGL and Stevens (such shares of Common Stock collectively, the “Voting Agreement Shares”) have not been purchased by the Reporting Person, and thus no funds were used for such purpose.  The Reporting Person has not paid any monetary consideration to VantagePoint, IPGL and Stevens in connection with the execution and delivery of the Voting and Support Agreements.  For a description of the Voting and Support Agreements, see Item 4 below, which description is incorporated by reference in response to this Item 3.

Item 4.  Purpose of Transaction.

The Merger Agreement

 On February 26, 2020, GAIN Capital Holdings, Inc. (“GAIN”), entered into an Agreement and Plan of Merger (the “Merger Agreement”) with INTL FCStone Inc., a Delaware corporation (“INTL”) and Golf Merger Sub I Inc., a Delaware corporation and wholly owned subsidiary of INTL (“Merger Sub”), pursuant to which, among other things and subject to the satisfaction or waiver of specified conditions, Merger Sub will merge with and into GAIN (the “Merger”). As a result of the Merger, Merger Sub will cease to exist, and GAIN will survive as a wholly owned subsidiary of INTL.

Subject to the terms and conditions of the Merger Agreement, which has been approved by the boards of directors of the respective parties, at the effective time of the Merger (the “Effective Time”), each share of GAIN common stock issued and outstanding immediately prior to the Effective Time (other than dissenting shares) will be converted into the right to receive $6.00 in cash, without interest.
The foregoing description of the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Merger Agreement, a copy of which is attached as Exhibit 10.1 to INTL's Form 8-K, filed on February 27, 2020 and incorporated herein by reference.

The Voting Agreements

The purpose of the Voting Agreements is to facilitate the consummation of the transactions contemplated by the Merger Agreement.

The Voting and Support Agreements require that VantagePoint, IPGL and Stevens during the term of the agreement, at the Company Stockholder Meeting (as defined in the Merger Agreement) and at any other meeting of the stockholders of GAIN, will, in each case consent to (i) appear at each such meeting or otherwise cause such shares to be counted as present thereat for purposes of calculating a quorum and (ii) vote (or cause to be voted), in person or by proxy, all shares reported herein (A) in favor of (1) the adoption and approval of the Merger Agreement and approval of the merger governed thereby and other transactions contemplated by the Merger Agreement and (2) any proposal to adjourn or postpone any meeting of the stockholders of GAIN at which any of the foregoing matters are submitted for consideration and vote of the stockholders of GAIN to a later date if there are not a quorum or sufficient votes for approval of such matters on the date on which the meeting is held to vote upon any of the foregoing matters; (B) against any action or agreement that would result in a breach of any covenant, representation or warranty or any other obligation or agreement of GAIN contained in the Merger Agreement, or of VantagePoint, IPGL or Stevens contained in the Voting and Support Agreements, if requested by INTL in writing; and (C) against any Acquisition Proposal (as defined in the Merger Agreement) and against any other action, agreement or transaction involving GAIN or any of its subsidiaries that would reasonably be expected to materially impede, interfere with, delay, postpone, adversely affect or prevent the consummation of the transactions contemplated by the Merger Agreement or the Voting and Support Agreements or the performance by GAIN of its obligations under the Merger Agreement or by VantagePoint, IPGL or Stevens of their obligations under the Voting and Support Agreements.

Subject to the terms therein, the Voting and Support Agreements will terminate upon the earliest to occur of (i) the Effective Time, (ii) the termination of the Merger Agreement in accordance with its terms, and (iii) the entry, without the prior written consent of such stockholder, into any amendment, modification or waiver of the Merger Agreement which results in a change to the form of, or decrease in the amount of, the merger consideration or an extension to the End Date. The number of shares of Common Stock that INTL may be deemed to beneficially own as a result of the Voting and Support Agreements as of the date of those agreements is 16,434,905.

The foregoing descriptions of the Voting and Support Agreements does not purport to be complete and are qualified in its entirety by reference to the full text of each of the Voting and Support Agreements, copies of which are attached as Exhibits 99.2, 99.3, 99.4, 99.5, 99.6, 99.7 and 99.8 hereto and incorporated herein by reference.

The transactions contemplated by the Merger Agreement may, if consummated in accordance with its terms, result in any or all of the actions contemplated by Item 4 of this Schedule 13D, including, without limitation, (i) the Merger, as a result of which GAIN would become a subsidiary of INTL, (ii) the cessation of each existing GAIN director's role as a director of GAIN and changes in one or more members of management of GAIN, (iii) material changes in the capitalization, dividend policy, business structure and corporate structure of GAIN, (iv) the restatement of GAIN's charter and bylaws, (v) the termination of GAIN's listing on the New York Stock Exchange and (vi) the termination of the Common Stock's registration under Section l2(g)(4) of the Act. Except as set forth in this Item 4 and in connection with the transactions contemplated by the Merger Agreement and the Voting and Support Agreements, neither INTL nor, to the knowledge of INTL, any of the persons set forth on Schedule I hereto, has any plans or proposals that relate to or would result in any of the actions specified in Item 4 of this Schedule l3D (although INTL and each person listed on Schedule I hereto reserves the right to develop such plans).

Item 5.  Interest in Securities of the Issuer.

(a) and (b).

The beneficial ownership percentages described in this Schedule 13D are based on 37,484,276 43 shares of Common Stock deemed to be outstanding as of December 31, 2019, as represented by GAIN in the Merger Agreement.

Immediately prior to the execution of the Voting and Support Agreements, the Reporting Person did not own any shares of Common Stock. However, as a result of entering into the Voting Agreements on February 26, 2020, under the definition of “beneficial ownership” as set forth in Rule 13d-3 under the Act, the Reporting Person may be deemed to have shared beneficial ownership with respect to a total of 16,434,905 shares of Common Stock deemed to be outstanding on February 26, 2020, representing the sum of the outstanding shares of Common Stock individually beneficially owned by VantagePoint, IPGL or Stevens, as represented by VantagePoint, IPGL or Stevens in the Voting and Support Agreements, which represents in the aggregate approximately 43.8% of the shares of Common Stock deemed to be outstanding as described in the prior paragraph. Items 7 through 11 of the cover page of this Schedule 13D and the footnotes thereto are incorporated herein by reference.
Except as set forth above, neither the Reporting Person nor, to the Reporting Person’s knowledge, any of the persons named in Schedule I hereto, beneficially owns any shares of Common Stock.
Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that the Reporting Person is the beneficial owner of the Voting Agreement Shares for purposes of Section 13(d) of the Act, or for any other purpose, and such beneficial ownership is expressly disclaimed.
(c)   Except for the execution and delivery of the Merger Agreement and the Voting and Support Agreements and as set forth in this Item 5, neither the Reporting Person nor, to the knowledge of the Reporting Person, any of the persons set forth on Schedule I hereto has effected any transaction in the shares of Common Stock during the past 60 days.
(d)  Except with reference to the Merger Agreement and the Voting and Support Agreements and the transactions contemplated by those agreements, and except as set forth in this Schedule 13D, neither the Reporting Person nor, to the knowledge of the Reporting Person, any of the persons set forth on Schedule I hereto has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of GAIN reported herein.

(e)    Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth in Items 3 and 4 of this Schedule 13D is incorporated into this Item 6 by reference.

Other than as described in Items 3 and 4, to the knowledge of the Reporting Person, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 or between such persons and any other person with respect to any securities of GAIN, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, including any securities pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities.

Item 7.  Material to be Filed as Exhibits.

Exhibit Number	Exhibit Name
99.1
Agreement and Plan of Merger by and among GAIN Capital Holdings, Inc., INTL FCStone Inc. and Golf Merger Sub I Inc., dated as of February 26, 2020 (incorporated by reference to Exhibit 10.1 to INTL’s Current Report on Form 8-K filed with the Commission on February 27, 2020 (File Number 1-36045)).

99.2	Voting and Support Agreement, dated as of February 26, 2020, by and among INTL FCStone Inc. and VantagePoint Venture Partners IV (Q), L.P.
99.3	Voting and Support Agreement, dated as of February 26, 2020, by and among INTL FCStone Inc. and VP New York Venture Partners L.P.
99.4	Voting and Support Agreement, dated as of February 26, 2020, by and among INTL FCStone Inc. and VantagePoint Venture Partners IV, L.P.
99.5	Voting and Support Agreement, dated as of February 26, 2020, by and among INTL FCStone Inc. and VantagePoint Venture Partners IV Principals Fund, L.P.
99.6	Form of Voting and Support Agreement, dated as of February 26, 2020, by and among INTL FCStone Inc. and IPGL Limited.
99.7	Form of Voting and Support Agreement, dated as of February 26, 2020, by and among INTL FCStone Inc. and IPGL No. 1 Limited.
99.8	Form of Voting and Support Agreement, dated as of February 26, 2020, by and among INTL FCStone Inc. and Glenn Stevens.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 9, 2020

INTL FCSTONE INC.

By:	/s/ David A Bolte
	Name:	David A. Bolte
	Title:	Counsel and Corporate Secretary

SCHEDULE I

Directors and Executive Officers of
INTL FCSTONE INC.

The following table sets forth certain information with respect to the directors and executive officers of INTL FCStone Inc. The business address of each director and executive officer is c/o INTL FCStone Inc., 155 East 44th Street, Suite 900, New York, NY 10017.

Directors
Name	Present Principal Occupation or Employment	Citizenship

John Radziwill (Chairman)	Director of Goldcrown Group Limited, Oryx International Growth Fund Limited, Fifth Street Capital (BVI) and Netsurion LLC (formerly VendorSafe Technologies Inc.)	United Kingdom

Sean M. O'Connor (Chief Executive Officer)	Chief Executive Officer of INTL FCStone Inc.	United States

Annabelle Bexiga	Former Chief Information Officer of Global Commercial Insurance at American International Group	United States and Portugal

Scott J. Branch	Former President of INTL FCStone Inc.	United States

Diane L. Cooper	Former President and CEO of GE Capital’s Commercial Distribution Business	United States

John M. Fowler	Former Chief Financial Officer, Executive Vice President and Director of Moneygram Payment Systems, Inc.	United States

Steven Kass	Former Chief Executive Officer of Rothstein Kass	United States

Bruce W. Krehbiel	Manager of Kanza Cooperative Association	United States

Eric Parthemore	Former President and Chief Executive Officer of Heritage Cooperative, Inc.	United States

Executive Officers
Name	Present Principal Occupation or Employment	Citizenship

Sean M. O'Connor (Chief Executive Officer)	Chief Executive Officer of INTL FCStone Inc.	United States

William J. Dunaway	Chief Financial Officer of INTL FCStone Inc.	United States

Xuong Nguyen	Chief Operating Officer	United States

Tricia Harrod	Chief Risk Officer	United States

Aaron Schroeder	Chief Accounting Officer and Group Controller	United States